Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2022 and 2021

Expressed in US Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"George Salamis" (signed)	"Andrée St-Germain" (signed)
George Salamis, President and CEO	Andrée St-Germain, CFO

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2022 and 2021

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents (Note 5)	$20,522,332	$14,337,078
Receivables and prepaid expenses (Note 6)	1,048,755	721,556
Loan receivable - current portion (Note 6)	-	47,830
Total Current Assets	21,571,087	15,106,464

Long-Term Deposits (Note 6)	32,043	33,294
Restricted Cash (Note 7)	45,646	18,147
Loan Receivable - Non-Current Portion (Note 6)	-	119,608
Property, Plant and Equipment (Note 8)	2,249,934	2,631,827
Right-of-Use Assets (Note 9)	912,326	759,711
Exploration and Evaluation Assets (Note 10)	37,845,547	56,491,140
Deferred Transaction Costs (Note 11)	433,757	-
Total Assets	$63,090,340	$75,160,191

Liabilities

Current Liabilities
Trade and other payables (Note 13)	$1,879,011	$2,487,332
Current lease liability (Note 9)	317,232	460,690
Current equipment financing liability (Note 14)	213,225	202,577
Convertible debt facility - liability component (Note 15)	8,130,811	-
Convertible debt facility - derivative component (Note 15)	1,488,000	-
Current reclamation and remediation liability (Note 17)	1,294,323	1,875,298
Due to related parties (Note 12)	538,053	693,344
Total Current Liabilities	13,860,655	5,719,241

Long-Term Lease Liability (Note 9)	613,986	380,035
Long-Term Equipment Financing Liability (Note 14)	233,684	394,960
Reclamation and Remediation Liability (Note 17)	21,288,419	39,590,952
Total Liabilities	35,996,744	46,085,188

Shareholders' Equity

Share Capital (Note 18)	123,161,014	122,010,028
Reserves (Note 18)	8,515,230	7,124,353
Accumulated Other Comprehensive Income	9,291,862	212,831
Accumulated Deficit	(113,874,510)	(100,272,209)
Total Equity	27,093,596	29,075,003
Total Liabilities and Equity	$63,090,340	$75,160,191

Nature of Operations (Note 1); Commitments (Note 16); Subsequent event (Note 21) These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2022. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US Dollars)

	Three-Month Periods Ended September 30,		Nine-Month Periods Ended September 30,
	2022	2021	2022	2021
Operating Expenses
General and Administrative Expenses
Depreciation - property, plant and equipment (Note 8)	$(138,011)	$(126,561)	$(415,124)	$(333,071)
Depreciation - right-of-use assets (Note 9)	(83,058)	(120,540)	(320,227)	(339,093)
Compensation and benefits	(551,948)	(600,652)	(1,830,008)	(1,839,384)
Corporate development and marketing	(68,961)	(91,067)	(193,111)	(222,490)
Office and site administration expenses	(254,824)	(479,107)	(897,417)	(1,079,114)
Professional fees	32,816	(6,223)	(254,150)	(184,649)
Regulatory fees	(39,682)	(22,660)	(163,581)	(183,730)
Stock-based compensation (Note 18)	(460,816)	(621,970)	(1,396,620)	(1,405,431)
Total General and Administration Expenses	(1,564,484)	(2,068,780)	(5,470,238)	(5,586,962)
Exploration and Evaluation Expenses (Note 10)	(2,216,830)	(7,593,669)	(8,260,713)	(19,261,599)
Operating Loss	(3,781,314)	(9,662,449)	(13,730,951)	(24,848,561)

Other Income (Expense)

Interest income	84,587	6,207	103,189	27,849
Interest income - loan receivable (Note 6)	-	-	3,551	2,587
Rent income - sublease (Note 9)	32,320	17,063	79,901	51,547
Interest expenses - leases (Note 9)	(14,435)	(18,209)	(38,221)	(58,654)
Interest expenses - equipment financing (Note 14)	(8,166)	(10,379)	(27,076)	(26,694)
Interest expense - convertible debt (Note 15)	(136,644)	-	(136,644)	-
Accretion expense - convertible debt (Note 15)	(71,804)	-	(71,804)	-
Accretion expenses - reclamation (Note 17)	(190,428)	(194,510)	(646,494)	(579,467)
Change in fair value of derivatives (Note 15)	131,000	-	131,000	-
Gain on equipment sold	4,515	2,000	4,515	6,800
Gain on lease returned	1,178	-	14,335	-
Foreign exchange income (loss)	643,485	321,671	712,398	(308,555)
Total Other Income (Expense)	475,608	123,843	128,650	(884,587)

Net Loss	(3,305,706)	(9,538,606)	(13,602,301)	(25,733,148)

Other Comprehensive Income (Loss)

Foreign exchange translation	7,182,414	2,623,835	9,079,031	494,411
Presentation currency translation difference	(7,926,582)	(2,953,007)	(9,901,767)	(155,999)
Other Comprehensive Income (Loss)	(744,168)	(329,172)	(822,736)	338,412
Comprehensive Loss	$(4,049,874)	$(9,867,778)	$(14,425,037)	$(25,394,736)

Net Loss Per Share
- basic and diluted (Note 20)	$(0.05)	$(0.17)	$(0.21)	$(0.47)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 20)	73,264	56,307	66,089	55,319

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at December 31, 2020	54,608,177	$103,147,710	$5,109,676	$724,874	$182,446	$(67,338,564)	$41,826,142
Share issued for cash - ATM (Note 18)	516,950	1,674,621	-	-	-	-	1,674,621
Share issued for cash - financing (Note 18)	6,785,000	17,301,750	-	-	-	-	17,301,750
Share issue cost - cash	-	(1,412,669)	-	-	-	-	(1,412,669)
Share-based-payments - equity
incentive awards	-	-	1,405,431	-	-	-	1,405,431
Options exercised	193,066	602,374	(229,625)	-	-	-	(229,625)
RSUs vested - share issuance	4,112	15,478	(15,478)	-	-	-	-
RSU vested - cash redemption	-	-	(6,605)	-	-	-	(6,605)
Presentation currency translation difference	-	(155,999)	-	-	-	-	(155,999)
Other comprehensive income	-	-	-	-	494,411	-	494,411
Net loss	-	-	-	-	-	(25,733,148)	(25,733,148)
Balance at September 30, 2021	62,107,305	$121,173,265	$6,263,399	$724,874	$676,857	$(93,071,712)	$35,766,683

Balance at December 31, 2021	62,170,212	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003
Share issued for cash - ATM (Note 18)	768,055	898,694	-	-	-	-	898,694
Share issued for cash - financing (Note 18)	16,666,667	11,000,000	-	-	-	-	11,000,000
Share issue cost - cash	-	(845,941)	-	-	-	-	(845,941)
Share-based-payments - equity
incentive awards	-	-	1,396,620	-	-	-	1,396,620
RSUs vested - cash redemption	-	-	(5,743)	-	-	-	(5,743)
Presentation currency translation difference	-	(9,901,767)	-	-	-	-	(9,901,767)
Other comprehensive income	-	-	-	-	9,079,031	-	9,079,031
Net loss	-	-	-	-	-	(13,602,301)	(13,602,301)
Balance at September 30, 2022	79,604,934	$123,161,014	$7,790,356	$724,874	$9,291,862	$(113,874,510)	$27,093,596

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Nine-Month Periods Ended September 30,
	2022	2021
Operations
Net loss	$(13,602,301)	$(25,733,148)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 8)	415,124	333,071
Depreciation - right-of-use assets (Note 9)	320,227	339,093
Lease interest expenses (Note 9)	38,221	58,654
Convertible debt facility - accretion (Note 15)	71,804	-
Deferred transaction costs (Note 15)	(433,757)	-
Convertible debt facility - interest (Note 15)	136,644	-
Change in fair value of derivatives (Note 15)	(131,000)	-
Reclamation accretion expenses (Note 17)	646,494	579,467
Reclamation expenditures (Note 17)	(807,597)	(1,193,724)
Unrealized foreign exchange (income) loss	(857,719)	360,892
Share-based payment (Note 18)	1,396,620	1,405,431
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	(327,025)	(115,740)
Loan receivable (Note 6)	-	(35,638)
Lease liabilities	127,764	(53,962)
Trade and other payables	(613,802)	1,882,218
Due to related parties	(155,291)	(1,177)
Cash flow used in operating activities	(13,775,594)	(22,174,561)
Investing
Additions to property, plant and equipment	(37,046)	(975,754)
Long-term investments (Note 7)	(28,862)	77
Loan receivable - principal portion (Note 6)	167,438	7,700
Property acquisition costs (Note 10)	(82,350)	(65,932)
Cash flow used in (provided by) investing activities	19,180	(1,033,911)
Financing
Issuance of common shares - ATM & financing (Note 18)	11,898,694	18,976,371
Issuance of common shares - cash received from exercise of	(5,743)	377,127
options and used in RSU redemption (Note 18)
Share issue costs	(829,431)	(1,377,531)
Lease principal payments (Note 9)	(512,587)	(337,205)
Financing principal payments (Note 14)	(150,628)	(109,651)
Convertible debt facility - proceeds (Note 15)	10,000,000	-
Convertible debt facility - transaction costs (Note 15)	(458,637)	-
Cash flow provided by financing activities	19,941,668	17,529,111
Increase (decrease) in cash and cash equivalents	6,185,254	(5,679,360)
Cash and cash equivalents at beginning of period	14,337,078	29,061,142
Cash and cash equivalents at end of period	$20,522,332	$23,381,782

Supplemental disclosure of non-cash activities in Note 19

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

Integra is a development stage company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits
("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in southwestern Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

The COVID-19 global outbreak may have an impact on the Company's business. Management has put in place all necessary measures to protect its employees' safety and to secure essential site activities. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread or/and travel restrictions re-instated, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants, and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on November 14, 2022.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2021 audited consolidated annual financial statements, except for the Convertible debt facility policy and new pronouncements adopted in the current quarter (see details below).

Basis of Consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company.  All intercompany balances and transactions are eliminated upon consolidation.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar ("CAD").  The functional currency of the Company's two US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. As a result, comparative figures in these unaudited interim condensed consolidated financial statements have been translated into US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

Convertible Debt Facility

Convertible instruments that consist of a loan (liability component) and an equity conversion option that allows the option holder to convert the loan into a fixed number ("fixed-for-fixed criteria") of borrower's shares (equity component) are classified as "compound instruments". Management determined that its convertible debt facility does not meet criteria for the compound instruments (no equity component is identified, as the fixed-for-fixed criteria was not met), hence it will be considered as a "hybrid instrument", which includes both a non-derivative host contract and one or more embedded derivatives.

IFRS 9 permits such a hybrid contract that contains one or more embedded derivatives meeting particular conditions may be designed at the entity's election, in its entirety, at fair value through profit or loss ("the fair value option"). Management decided not to elect the fair value option, resulting in the following approach:

The Company's convertible debt facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability was initially recorded at residual value after first valuing the derivative component and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. Accretion is expensed to the consolidated statement of income (loss) and comprehensive income (loss).

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.  At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statement of income (loss) and comprehensive income (loss). The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Convertible Debt Facility (continued)

The Company early adopted IAS 1 amendments and classified the debt host as a "current" liability, as required by these amendments.

Fees paid to establish convertible debt facility (commitment, advisory, legal, technical, consulting, standby, and filling fees) are recognized as transaction costs. Management used relevant guidance and decided to allocate transaction costs exclusively to the non-derivative financial liability host. Transaction costs solely related to the initial advance will be included in full in the host's initial measurement. Transaction costs related to the initial advance and the subsequent advances will be allocated on a pro-rata basis. Transaction costs related to subsequent advance are deferred as an asset and will be deducted from the liability when subsequent advances are drawn.

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that are mandatory for accounting periods on or after January 1, 2022. Integra adopted the following amendments in 2022.

IAS 1 Amendments - Classification of Liabilities as Current or Non-Current

In January 2020, the International Accounting Standards Board (IASB) issued amendments to IAS 1. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in April 2020.

The amendments clarify the following: what is meant by a right to defer settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, and that only if an embedded derivative in a convertible liability is itself equity instrument would the terms of a liability not impact its classification. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the Company applies the amendments retrospectively. These amendments had no impact on retrospective application and therefore the comparative information presented has not been restated.

The Company has classified the liability portion of the convertible loan ("debt host") as a "current" liability, in accordance with these amendments. As a result, the company will report lower working capital.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.3 Adoption of New Standards (continued)

New Accounting Pronouncements (continued)

IAS 1 Amendments - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

In February 2021, the International Accounting Standards Board (IASB) issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in June 2021.

The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by replacing the requirement to disclose "significant" accounting policies under IAS 1 with a requirement to disclose "material" accounting policies. The amendments also provide guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures. These amendments will be applied prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing its accounting policy information disclosure to ensure compliance with these amendments.

IAS 8 Amendments - Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the International Accounting Standards Board (IASB) issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in June 2021.

The amendments introduce a new definition of "accounting estimates" to replace the definition of "change in accounting estimates" and include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the impact of these amendments on its financial statements.

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

There have been some material additions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2021.

Accounting for Convertible Debt Facility

Upon entering a convertible debt facility transaction, management applies judgment in assessing the appropriate treatment. Management determined that its convertible debt facility does not meet the criteria for the compound instruments and as a result, will be considered as a hybrid instrument, which includes both a non-derivative host contract and one or more embedded derivatives.

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.  At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the statement of profit or loss. The Company estimates the fair value of its conversion option derivative using the Finite Difference method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the early adopted IAS 1 Amendments. This meaningfully impacts the Company's working capital. The Company's working capital, including the convertible debt liability, as of September 30, 2022 was $7,710,432 (December 31, 2021 - $9,387,223). The Company's working capital, excluding the convertible debt liability, as of September 30, 2022 was $17,329,243.

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine-month period ended September 30, 2022.

4. FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Loan receivable	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - host liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

The following table summarizes the Company's financial instruments classified as FVTPL as at September 30, 2022 and December 31, 2021:

	Level	September 30, 2022	December 31, 2021
FINANCIAL ASSETS:

Cash and cash equivalents	1	$20,522,332	$14,337,078

	Level	September 30, 2022	December 31, 2021
FINANCIAL LIABILITIES:

Convertible debt facility - derivative component	3	$1,488,000	$-

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Lease liability, non-derivative host liability of the convertible debt and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease or financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. These liabilities are subsequently recorded at amortized cost using effective interest method. For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The non-derivative host liability related to the convertible debt facility is initially measured at fair value and is carried at amortized cost using the effective interest rate method. That liability is accreted to the face value over the loan term.  The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables and restricted cash - these financial assets are immaterial and therefore the risk of loss is minimal.

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates. Management considers this risk immaterial.

b. Share Price Risk

  At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US dollars and its convertible debt facility is denominated in the US dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5).

During the nine-month period ended September 30, 2022, the Company recognized a net foreign exchange income of $712,398. Based on the Company's net foreign currency exposure at September 30, 2022, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At September 30, 2022	Possible exposure*	Impact on net loss	Impact on net loss
US dollar	+/-5%	$ 1,548,475	$ (1,548,475)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

The balance at September 30, 2022 consists of $2,414,152 in cash and $18,108,180 held in short-term investments (December 31, 2021 - $3,294,174 in cash and $11,042,904 in short-term investments) on deposit with major Canadian and US banks.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 2.45% and 3.05%. As of September 30, 2022, the Company held approximately 99% (December 31, 2021 - 98%) of its cash and short-term investments in US dollars.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE

Receivables and Prepaid Expenses As at	September 30, 2022	December 31, 2021
Receivables	$91,468	$37,202
Prepaid expenses	957,287	684,354
Total Receivables and Prepaid Expenses	$1,048,755	$721,556

Long-Term Deposits As at	September 30, 2022	December 31, 2021
Long-term security deposit*	$32,043	$33,294
Total Long-Term Deposits	$32,043	$33,294

*Long-term security deposit is related to the head-office lease, Boise office lease, utility, equipment rental, and the campground lease security deposits.

At September 30, 2022 and December 31, 2021, the Company anticipates full recovery or full utilization of these amounts and therefore no impairment has been recorded against these receivables, prepaid expenses, and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at September 30, 2022 and December 31, 2021.

In August 2020, the Company extended a $140,000 loan to a local entrepreneur to complete the construction of a restaurant in Jordan Valley. The loan was subsequently increased from $140,000 to $175,000 in early 2021.  The loan bore a 6.0% interest rate per annum for a five-year term and the monthly loan instalment was $3,383. The loan was fully secured by the premises and all property affixed or attached to or incorporated upon the premises.

The loan was fully repaid in the current nine-month period ended September 30, 2022, including $8,588 interest accrued up to May 31, 2022.  Upon the loan repayment, the Company released its security on the premises and all property affixed or attached to or incorporated upon the premises.

A summary of the changes in the loan receivable for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

Loan receivable
Balance, December 31, 2020	$140,000
Loan receivable - addition	35,000
Principal payments	(7,562)
Balance, December 31, 2021	$167,438
Principal payments	(167,438)
Balance, September 30, 2022	$-

	September 30, 2022	December 31, 2021
Loan receivable - current portion	$-	$47,830
Loan receivable - non-current portion	-	119,608
Total Loan Receivable	$-	$167,438

7. RESTRICTED CASH

The Company's restricted cash at September 30, 2022 consists of $45,646 (December 31, 2021 - $18,147), in credit card security deposits.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2020	213,512	43,078	94,875	702,394	1,093,032	2,146,891
Additions (adjustments)	28,489	-	124,391	740,405	555,510	1,448,795
Translation difference	253	160	-	240	-	653
Balance at December 31, 2021	242,254	43,238	219,266	1,443,039	1,648,542	3,596,339
Additions (adjustments)	1,928	-	-	16,522	13,772	32,222
Translation difference	(5,098)	(2,831)	-	(4,242)	-	(12,171)
Balance at September 30, 2022	$239,084	$40,407	$219,266	$1,455,319	$1,662,314	$3,616,390

Accumulated Depreciation
Balance at December 31, 2020	(124,851)	(22,791)	(41,584)	(76,251)	(238,687)	(504,164)
Depreciation	(53,667)	(8,536)	(40,573)	(73,223)	(284,053)	(460,052)
Translation difference	(185)	(85)	-	(26)	-	(296)
Balance at December 31, 2021	(178,703)	(31,412)	(82,157)	(149,500)	(522,740)	(964,512)
Depreciation	(28,556)	(5,978)	(42,765)	(84,861)	(246,652)	(408,812)
Translation difference	4,190	2,076	-	602	-	6,868
Balance at September 30, 2022	$(203,069)	$(35,314)	$(124,922)	$(233,759)	$(769,392)	$(1,366,456)

Carrying amounts

December 31, 2020	$88,661	$20,287	$53,291	$626,143	$854,345	$1,642,727
December 31, 2021	$63,551	$11,826	$137,109	$1,293,539	$1,125,802	$2,631,827
September 30, 2022	$36,015	$5,093	$94,344	$1,221,560	$892,922	$2,249,934

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

A summary of the changes in right-of-use assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

Right-of-Use Assets	Head office rent (5-year term)	Vehicles (3 & 4-year term)	Equipment (3-year term)	DeLamar office rent (3.7 and 5-year terms)	Total
Balance, December 31, 2020	381,564	229,412	77,898	163,768	852,642
Additions	1,508	208,538	712	152,896	363,654
Depreciation	(179,457)	(147,260)	(40,300)	(91,193)	(458,210)
Translation differences	1,625	-	-	-	1,625
Balance, December 31, 2021	205,240	290,690	38,310	225,471	759,711
Additions (change of estimate)	516,580	(38,928)	-	-	477,652
Depreciation	(92,584)	(108,000)	(30,226)	(78,820)	(309,630)
Translation differences	(15,407)	-	-	-	(15,407)
Balance, September 30, 2022	$613,829	$143,762	$8,084	$146,651	$912,326

A summary of the changes in lease liabilities for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

Lease Liabilities	Head office rent	Vehicles	Equipment	DeLamar office rent	Total
Balance, December 31, 2020	453,633	219,169	81,829	180,240	934,871
Short-term lease liability at initial recognition	-	65,679	-	41,699	107,378
Long-term lease liability at initial recognition	3,158	142,859	-	111,197	257,214
Payments - principal portion	(177,986)	(143,628)	(40,122)	(86,793)	(448,529)
Adjustments (rent adjustments & final payment reconciliations)	(9,798)	(1,576)	-	(768)	(12,142)
Translation differences	1,933	-	-	-	1,933
Balance, December 31, 2021	270,940	282,503	41,707	245,575	840,725
Short-term lease liability at initial recognition (change of estimate)	99,315	-	-	-	99,315
Long-term lease liability at initial recognition (change of estimate)	524,105	-	-	-	524,105
Payments - principal portion	(139,490)	(100,572)	(32,646)	(79,289)	(351,997)
Adjustments (rent adjustments & final payment reconciliations)	(116,477)	(42,199)	-	(1,914)	(160,590)
Translation differences	(20,340)	-	-	-	(20,340)
Balance, September 30, 2022	$618,053	$139,732	$9,061	$164,372	$931,218

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Integra renewed its head office lease agreement on August 18, 2022, extending the lease term from January 31, 2023 to January 31, 2028. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed in the current period and replaced by the new right-of-use asset and lease liability amounts.

Right-of-use assets are initially measured at cost, which comprise the initial amount of lease liabilities, adjusted for lease prepayments, lease incentive received, lease initial direct costs, and an estimate of restoration, removal, and dismantling costs. Those right-of-use assets are depreciated on a straight-line basis, over the lease terms.

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease terms, using the effective interest method for the present value determination. When the rate implicit in the lease cannot be readily determined, the Company applied an estimated incremental borrowing rate. The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2021	460,690	380,035	840,725
Balance, September 30, 2022	$317,232	$613,986	$931,218

    Lease interest expenses for the nine-month periods ended September 30, 2022 and 2021 are as follows:

Lease Interest expenses
Balance, September 30, 2021	$58,654
Balance, September 30, 2022	$38,221

The Company subleased a portion of its head office to four companies for a rent income of $79,901, in the current nine-month period ended September 30, 2022 (September 30, 2021 - $51,547). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the nine-month period ended September 30, 2022, the Company expensed $57,156 (September 30, 2021 - $65,872) related to these operating leases.  The Company's short-term lease commitment as of September 30, 2022 was $26,508 (December 31, 2021 - $19,068).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.0mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019, whereby Kinross agreed to sell, assign, transfer, and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles, and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of $7.3mm (C$10mm).

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select $200,000 over a period of four years in annual payments, as per the following schedule:

  $20,000 cash at execution of the option agreement (paid in December 2018);
  $20,000 cash on the six-month anniversary (paid in June 2019);
  $30,000 cash on the one-year anniversary (paid in December 2019);
  $30,000 cash on the second anniversary (paid in December 2020);

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

War Eagle Gold-Silver Deposit (continued)

  $30,000 cash on the third anniversary (paid in December 2021); and
  $70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was subsequently completed on August 23, 2021, with no impact on the option agreement the Company signed with Nevada Select. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2020	$56,809,632
Land acquisitions/option payments	45,000
Claim staking	3,000
Reclamation adjustment*	(424,038)
Depreciation**	(7,404)
Total	56,426,190
Advance minimum royalty (Note 16)	64,950
Balance at December 31, 2021	56,491,140
Land acquisitions/option payments	20,000
Reclamation adjustment*	(18,722,405)
Depreciation**	(5,538)
Total	37,783,197
Advance minimum royalty (Note 16)	62,350
Balance at September 30, 2022	$37,845,547

      *Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 17.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $8,260,713 in exploration and evaluation activities during the nine-month period ended September 30, 2022 (September 30, 2021 - $19,261,599).

The following tables outline the Company's exploration and evaluation expense summary for the nine-month periods ended September 30, 2022 and 2021:

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

September 30, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$489,656	$-	$-	$-	$-	$489,656
Contract metallurgical drilling	657,499	-	-	-	-	657,499
Contract condemnation drilling	216,877	-	-	-	-	216,877
Exploration drilling - other drilling labour & related costs	542,207	20,952	10,779	-	-	573,938
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	-	-	310,334
Condemnation drilling - other	298,881	-	-	-	-	298,881
drilling labour & related costs
Other exploration expenses*	-	11,159	-	-	740,468	751,627
Other development expenses**	-	-	-	-	1,351,421	1,351,421
Land***	215,550	37,228	1,656	20,946	221,770	497,150
Permitting	-	-	-	-	2,127,565	2,127,565
Metallurgical test work	137,111	27,452	-	-	-	164,563
Technical reports and engineering	-	-	-	-	624,665	624,665
Community engagement	-	-	-	-	196,527	196,527
Total	$2,868,125	$96,791	$12,435	$20,946	$5,262,416	$8,260,713

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

  **Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

September 30, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,249,192	$4,277,932	$181,494	$1,071,786	$-	$6,780,404
Contract metallurgical drilling	424,819	-	-	-	-	424,819
Contract condemnation drilling	226,752	-	-	-	-	226,752
Exploration drilling - other drilling labour & related costs	731,234	2,179,211	188,572	585,443	-	3,684,460
Metallurgical drilling - other	198,743	-	-	-	-	198,743
drilling labour & related costs
Condemnation drilling - other	122,335	-	-	-	-	122,335
drilling labour & related costs
Other exploration expenses*	135,518	-	17,232	217,385	1,102,895	1,473,030
Other development expenses**	-	-	-	-	1,254,556	1,254,556
Land***	169,704	76,030	2,815	21,772	221,788	492,109
Permitting	-	-	-	-	3,034,851	3,034,851
Metallurgy test work	177,955	139,578	-	-	-	397,322
Technical reports and engineering	-	-	-	-	1,108,471	1,108,471
Community engagement	-	-	-	-	143,536	143,536
Total	$3,436,252	$6,672,751	$390,113	$1,896,386	$6,866,097	$19,261,599

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

  **Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

11. DEFERRED TRANSACTION COSTS

Fees paid to establish the convertible debt facility (see Note 15) are recognized as transaction costs. These costs include fees such as commitment fees, advisory, legal, and technical due diligence fees. Management determined that the transaction costs are all attributable to the initial advance and subsequent advances and as a result, decided to allocate the transaction costs exclusively to the non-derivative financial liability host.

Transaction costs solely related to the initial advance are included in full in the host's initial measurement. Transaction costs related to both the initial advance and the subsequent advances are allocated on a pro-rata basis. As a result, 50% of the costs are included in the host's initial measurement (included in the effective interest rate calculation on the residual financial liability) and the other 50% is deferred as an asset (included in the non-current asset line "Deferred transaction costs" in the statement of the financial position) and will be deducted from the liability pro-rata subsequent advances when such advances are drawn.

Standby fees (see Note 15) related to the undrawn portion of the convertible debt facility are also included in the deferred transaction costs.

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As September 30, 2022, $538,053 (December 31, 2021 - $693,344) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2022 were $12,709 (December 31, 2021 - $Nil) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	September 30, 2022	September 30, 2021
Short-term benefits*	$1,230,308	$1,411,910
Associate companies**	(13,498)	(12,833)
Stock-based compensation	931,335	868,180
Total	$2,148,145	$2,267,257

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

In the current nine-month period ended September 30, 2022, the Company issued 122,947 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the current nine-month period ended September 30, 2021, the Company issued 21,517 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

13. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is 30 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

The following is a breakdown of the trade and other payables:

As at	September 30, 2022	December 31, 2021
Total Accounts Payable	$898,680	$1,531,901
Accrued Liabilities	980,331	955,431
Total Trade and Other Payables	$1,879,011	$2,487,332

Accrued liabilities at September 30, 2022 and December 31, 2021, include mostly accruals for project exploration and development expenditures, payroll, bonus, vacation, professional services, and office expenses.

14. EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

During the second quarter of 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the 2021 financing. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

14. EQUIPMENT FINANCING (continued)

A summary of the changes in the equipment financing liability for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

Equipment Financing Liability
Balance, December 31, 2020	$493,058
Addition	260,685
Principal payments	(156,206)
Balance, December 31, 2021	597,537
Principal payments	(150,628)
Balance, September 30, 2022	$446,909

Carrying equipment financing liability amounts are as follows:

	September 30, 2022	December 31, 2021
Current equipment financing liability	$213,225	$202,577
Long-term equipment financing liability	233,684	394,960
Total equipment financing liability	$446,909	$597,537

Equipment financing interest expenses for the nine-month periods ended September 30, 2022 and 2021 are as follows:

Equipment Financing Interest Expenses
Balance, September 30, 2021	$26,694
Balance, September 30, 2022	$27,076

15. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.  Pursuant to the Convertible Facility agreement, the Company is required to keep a minimum unrestricted cash balance of $2 million.

    The Company's Convertible Facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability was initially recorded at fair value and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. All accretion was expensed to the statement of income (loss) and comprehensive income (loss).

The conversion feature within the convertible facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

The Company is required to pay standby fees, of 2% (annual rate), calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs (see Note 11).

The Convertible Facility bears interest at 8.75% per annum. Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares.

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a onetime right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

At any or more times prior to repayment of the outstanding principal amount, the lender will be entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance C$1.22  b)  for the subsequent advance conversion price (equal to the higher of a) closing price on the trading day immediately prior to the date of the advance or b) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

A summary of the changes in the convertible facility for the nine-month period ended September 30, 2022 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2021	$-	$-	$-
Fair value at initial recognition on August 4, 2022	8,381,000	1,619,000	10,000,000
Transaction costs amortization	(458,637)	-	(458,637)
Interest expense accrual	136,644	-	136,644
Accretion	71,804	-	71,804
Change in fair value of derivatives	-	(131,000)	(131,000)
Balance, September 30, 2022	$8,130,811	$1,488,000	$9,618,811

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable.

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at August 4, 2022 were as follows:

Maturity date:	August 4, 2025
Risk-free rate:	2.26% - 3.05% (three years)
Exchange rate:	1.2854
Share price:	$0.66 (Integra's August 4, 2022 closing share price)
Expected volatility:	56.3%
Dividend yield:	%Nil
Annual interest rate:	8.75%
Conversion price:	$0.94912 (C$1.22) per share
Conversion price cap:	$1.45215
Credit spread:	12.62%

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at September 30, 2022 were as follows:

Maturity date:	August 4, 2025
Risk-free rate:	2.99% - 4.27% (three years)
Exchange rate:	1.3752
Share price:	$0.54 (Integra's September 30, 2022 closing share price)
Expected volatility:	57.5%
Dividend yield:	%Nil
Annual interest rate:	8.75%
Conversion price:	$0.88714 (C$1.22) per share
Conversion price cap:	$1.35733
Credit spread:	15.26%

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million (US$7.3 million). Please see Note 10 for additional details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

The Company's AMR obligation is expected to total $77,450 for 2022 (December 31, 2021 - $64,950) - of which $62,350 was paid in the current nine-month period ended September 30, 2022.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments is expected to total $383,669 for 2022 (December 31, 2021 - $329,331) - of which $258,173 was paid in the current nine-month period ended September 30, 2022.

The Company's obligation for BML claim fees is expected to total $192,225 for 2022 (December 31, 2021 - $191,565), paid in full in the current nine-month period ended September 30, 2022.

17. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2021, the Company reviewed and revised some of its December 31, 2020 assumptions and estimates. The discount rate assumption changed in 2021, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.65% to 1.90% in 2021, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2022, as short-term inflation had already been factored in the 2022 cost estimates, and 2.3% for the following years.  The Company applied 0% market risk premium for 2022, 2.5% for 2023 and 2024, and 5% for the following years.

For the nine-month period ended September 30, 2022, the Company reviewed and revised some of its December 31, 2021 assumptions and estimates. The discount rate assumption changed in 2022, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.90% to 3.79% in the current period, which decreased the present value of the reclamation liability. The inflation rates have been revised to 3.0% for 2023, 2.5% for 2024, and 2.0% for the following years.  Market premium risk and future costs assumptions did not require adjustments.

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

The following table details the changes in the reclamation and remediation liability.

Water Treatment, General Site Maintenance and Environmental Monitoring	$
Liability balance at December 31, 2020	42,687,825
Reclamation spending	(1,585,396)
Accretion expenses	787,859
Reclamation adjustment	(424,038)
Liability balance at December 31, 2021	41,466,250
Reclamation spending	(807,597)
Accretion expenses	646,494
Reclamation adjustment	(18,722,405)
Balance at September 30, 2022	22,582,742

	September 30, 2022	December 31, 2021
Current reclamation and remediation liability	$1,294,323	$1,875,298
Non-current reclamation and remediation liability	21,288,419	39,590,952
Total reclamation and remediation liability	$22,582,742	$41,466,250

As at September 30, 2022, the current portion of the reclamation and remediation obligation of $1,294,323 represents the total estimated water treatment, general site maintenance and environmental monitoring costs estimated to be incurred from January 1, 2022 - December 31, 2022. The Company has incurred $807,597 reclamation spending during the nine-month period ended September 30, 2022.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of September 30, 2022 amount to $3.7mm.

Reclamation and Remediation Bonds	September 30, 2022	December 31, 2021
Idaho Department of Lands	2,918,829	2,893,829
Idaho Department of Environmental Quality	100,000	100,000
Bureau of Land Management - Idaho State Office	631,400	631,400
Total	$3,650,229	$3,625,229

The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. These surety bonds originally had a 50% cash collateral requirement. The cash collateral requirement decreased from 50% to 0% and the cash collateral was returned to the Company in 2020.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at September 30, 2022, the number of total issued and outstanding common shares is 79,604,934 (December 31, 2021 - 62,170,212).

Activities during the nine-month period ended September 30, 2022

At the Market ("ATM") Sales

In the first quarter of 2022, the Company sold 427,997 shares under its ATM at an average price of $1.57 for gross proceeds of $674,016 and paid 2.75% brokers' fee in commission.

In the third quarter of 2022, the Company sold 340,058 shares under its ATM at an average price of $0.66 for gross proceeds of $224,678 and paid 2.75% brokers' fee in commission.

Equity Financings

On August 4, 2022, the Company completed a public bought deal of 16,666,667 common shares with a syndicate of underwriters, at an issue price of $0.66 per share for aggregate gross proceeds of $11,000,000. The Company paid $400,004 in brokers' fee and $367,521 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In January 2022, the Company approved a cash redemption of 1,371 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2022, the Company approved a cash redemption of 3,000 vested RSUs, and as a result, no shares have been issued related to this transaction.

Activities during the year ended December 31, 2021

ATM Sales

In the first quarter of 2021, the Company sold 41,000 shares under its ATM at an average price of $3.90 for gross proceeds of $159,713 and paid 2.75% brokers' fee in commission.

In the second quarter of 2021, the Company sold 320,950 shares under its ATM at an average price of $3.30 for gross proceeds of $1,057,951 and paid 2.75% brokers' fee in commission.

In the third quarter of 2021, the Company sold 155,000 shares under its ATM at an average price of $2.95 for gross proceeds of $456,957 and paid 2.75% brokers' fee in commission.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2021 (continued)

Equity Financings

On September 17, 2021, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of $2.55 per share for aggregate gross proceeds of $17,301,750. The Company paid $921,918 in brokers' fee and $375,278 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In February 2021, the Company issued 144,400 common shares related to 144,400 exercised options, for gross proceeds of $292,330.

In March 2021, the Company issued 19,445 common shares related to 15,333 exercised options, for gross proceeds of $35,759, and 4,112 vested RSUs.

In May 2021, the Company approved a cash redemption of 2,056 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2021, the Company issued 30,000 common shares related to 30,000 exercised options, for gross proceeds of $52,960.

In July 2021, the Company issued 2,000 common shares related to 2,000 exercised options, for gross proceeds of $4,628.

In September 2021, the Company issued 1,333 common shares related to 1,333 exercised options, for gross proceeds of $3,042.

In December 2021, the Company issued 62,907 shares related to its RSU December 15, 2020 grant.

In December 2021, the Company approved cash redemption of 16,494 vested RSUs, and as a result, no shares have been issued for these RSUs.

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at September 30, 2022, the Company had 1,732,791 (December 31, 2021 - 77,096) awards available for issuance.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentive Awards (continued)

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Stock Options

A summary of the changes in stock options for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Options	September 30, 2022 Weighted Average Exercise Price	Options	December 31, 2021 Weighted Average Exercise Price
Outstanding at the beginning of period	5,093,283	$2.11	4,816,029	$2.08
Granted	-	-	491,510	2.31
Exercised	-	-	(193,066)	1.94*
Forfeited/Expired	(6,000)	2.18	(21,190)	2.37
Outstanding at the end of period	5,087,283	$2.11	5,093,283	$2.11

*The weighted average share price on the date stock options were exercised during the year ended December 31, 2021 was $3.37.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock Options (continued)

The following table provides additional information about outstanding stock options as September 30, 2022:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	1,461,600		$1.96	1,461,600	November 3, 2022*
	90,000		$2.60	90,000	February 1, 2023
	100,000		$2.30	100,000	February 28, 2023
	60,000		$1.68	60,000	August 29, 2023
	40,000		$1.65	40,000	September 10, 2023
	731,400		$1.51	731,400	November 23, 2023
	100,000		$1.50	100,000	December 13, 2023
	40,000		$1.64	40,000	January 11, 2024
	50,000		$1.62	50,000	January 16, 2024
	100,000		$2.47	100,000	September 16, 2024
	1,374,567		$2.18	1,053,935	December 17, 2024
	80,000		$1.40	53,334	March 16, 2025
	40,000		$3.39	26,667	September 22, 2025
	40,000		$3.33	13,333	October 5, 2025
	288,206		$3.70	125,235	December 15, 2025
	100,000		$3.38	66,667	February 24, 2026
	391,510		$2.04	43,998	December 16, 2026
Total	5,087,283	1.57	$2.11	4,156,169

*Those stock options expired unexercised on November 3, 2022 (see Note 21).

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the nine-month periods ended September 30, 2022 and 2021 is set out below:

	September 30, 2022	September 30, 2021
Balance at beginning of period	$5,470,552	$4,767,433
Share-based payments - options	352,471	720,488
Share-based payments - options exercised	-	(229,625)
Balance at the end of period	$5,823,023	$5,258,296

Total share-based payments related to the stock options included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the nine-month period ended September 30, 2022 was $352,471 (September 30, 2021 - $720,488).

During the year ended December 31, 2021, 193,066 stock options were exercised for total gross proceeds of $376,153, and 21,190 stock options were canceled.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

On December 16, 2021, the Company granted 391,510 options to its directors, officers, employees, and contractors, at an exercise price of $2.04 per option, with the expiry date December 16, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $305,773 (C$392,255), to be amortized over the options vesting period.

On February 24, 2021, the Company granted 100,000 options to its new director, at an exercise price of $3.38 per option, with the expiry date February 24, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $124,878 (C$160,197), to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the nine-month periods ended September 30, 2022 and 2021:

	September 30, 2022	September 30, 2021
Dividend rate	-	0%
Expected annualized volatility	-	51.81%
Risk free interest rate	-	0.53%
Expected life of options	-	3.5yr
Weighted average of strike price of options granted	-	$3.38

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan was increased in the current period from 1,200,000 to 2,000,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2020	358,203	$3.70
Vested - shares issued	(80,676)	$3.70
Vested - cash redemption (no shares issued)	(18,550)	$3.70
Forfeited/Expired	(16,859)	$3.70
Granted	488,856	$2.08
Outstanding, December 31, 2021*	730,974	$2.81
Vested - cash redemption (no shares issued)	(4,371)	$3.70
Forfeited/Expired	(24,799)	$2.08
Outstanding, September 30, 2022*	701,804	$2.75

*Included in the outstanding RSUs are 18,667 vested RSUs for which the settlement has been deferred.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the nine-month periods ended September 30, 2022 and 2021 is set out below:

	September 30, 2022	September 30, 2021
Balance at beginning of period	$528,810	$35,020
Share-based payments - RSUs	696,670	628,528
Share-based payments - RSUs vested	(5,743)	(22,083)
Balance at the end of period	$1,219,737	$641,465

Total share-based payments related to the restricted share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the nine-month period ended September 30, 2022 was $696,670 (September 30, 2021 - $628,528).

During the current nine-month period ended September 30, 2022, a total of 4,371 RSUs vested (cash-redemption) and 24,799 RSUs were canceled.

During the year ended December 31, 2021, a total of 117,893 RSUs vested (including 18,667 RSUs for which the settlement was deferred to another year) and 16,859 RSUs were canceled.

On December 16, 2021, the Company granted 488,856 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,013,662 (C$1,300,357), to be amortized over the unit three-year vesting period.

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan was increased in the current period from 400,000 to 1,000,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Deferred Share Units (continued)

A summary of the changes in deferred share units for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2020	87,500	$3.70	87,500	-
Granted	228,168	$2.17	21,517	206,651
Outstanding, December 31, 2021	315,668	$2.61	109,017	206,651
Granted	122,947	$0.76	-	21,922
Outstanding, September 30, 2022	438,615	$2.05	109,017	228,573

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the nine-month periods ended September 30, 2022 and 2021 is set out below:

	September 30, 2022	September 30, 2021
Balance at beginning of period	$400,117	$307,223
Share-based payments - DSUs	347,479	56,415
Balance at the end of period	$745,596	$363,638

Total share-based payments related to the deferred share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the nine-month period ended September 30, 2022 was $347,479 (September 30, 2021 - $56,415).

In the current nine-month period ended September 30, 2022, the Company issued 122,947 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $93,808 (C$120,339), to be amortized over 12 months.

In the year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of each quarter. DSUs granted in the previous periods vested in full at the grant date. DSUs granted in December 2021 will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $73,371 (C$94,122), to be amortized over 12 months.

On December 16, 2021, the Company granted 198,000 DSUs to its directors, and these units will vest in 12 months.  The total share-based payment related to these DSUs was calculated as $410,561 (C$526,680), to be amortized over 12 months.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the nine-month periods ended September 30, 2022 and 2021 is set out below:

	September 30, 2022	September 30, 2021
Balance at beginning of period	$6,399,479	$5,109,676
Share-based payments - options	352,471	720,488
Share-based payments - RSUs	696,670	628,528
Share-based payments - DSUs	347,479	56,415
Options exercised	-	(229,625)
RSUs vested	(5,743)	(22,083)
Balance at the end of period	$7,790,356	$6,263,399

Total share-based payments related to the stock options, RSUs, and DSUs included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the nine-month periods ended September 30, 2022 and 2021 was $1,396,620 (September 30, 2021 - $1,405,431).

19. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the nine-month periods ended September 30, 2022 and 2021 are as follows:

Nine-month periods ended September 30, 2022 and 2021:

Changes in non-cash operating activities:

	September 30, 2022	September 30, 2021
Convertible debt facility - accretion (Note 15)	$71,804	-
Change in fair value of derivatives (Note 15)	$(131,000)	-

20. NET LOSS PER SHARE

	September 30, 2022	September 30, 2021
Net loss for the period	$(13,602,301)	$(25,733,148)
Basic weighted average numbers of share outstanding (000's)	66,089	55,319
Diluted weighted average numbers of shares outstanding (000's)	66,089	55,319
Loss per share:
Basic	$(0.21)	$(0.47)
Diluted*	$(0.21)	$(0.47)

  *Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2022 and 2021 (Expressed in US Dollars)

21. SUBSEQUENT EVENT

  Subsequent to the current nine-month period end, 1,461,600 stock options at an exercise price of $1.96 (C$2.50) and the expiry date November 3, 2022 expired unexercised.